Senmiao Technology Ltd

16F, Shihao Square, Middle Jiannan Blvd.

High-Tech Zone, Chengdu, Sichuan

People’s Republic of China, 610000

October 20, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E

Washington, DC 20549

Attn: Dana Brown

Re:	Senmiao Technology Ltd
Form 10-K
Filed July 15, 2022
File No. 001-38426

Dear Mr. Brown:

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated September 22, 2022 (the “Comment Letter”), to Senmiao Technology Ltd (the “Company”, or “Senmiao”) with respect to the Annual Report on Form 10-K for the Fiscal Year ended March 31, 2022 (“Form 10-K”).

This letter provides the Company’s responses to the Staff’s comments contained in the Comment Letter. The text of the Staff’s comments is set forth in bold below, followed by the responses of the Company.

Form 10-K Filed July 15, 2022

Item 1. Business, page 6

1.	To the extent that consolidated VIEs constitute a material part of the consolidated financial statements for periods covered in future filings, please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should:

•	present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary;

•	disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated; and

•	present any intercompany amounts on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Please include the proposed disclosure in your response letter.

Response: The Company acknowledges the Staff’s comment above for detail disclosures of the Company’s VIEs in future filings. However, as it was disclosed in the Business Overview section, as of March 31, 2022, the Company had terminated all its VIE agreements and has no VIEs in its consolidation scope for its financial statement since March 31, 2022. Nevertheless, the Company prepared disaggregation tables reflecting the results for the year ended March 31, 2022. Please refer to the Annex B for the information for the year ended March 31, 2022 and the comparative period. In the 10-Qs for the fiscal quarters ended September 30, 2022 and December 31, 2022, the Company will disclose the historical information as the respective comparative period is September 30, 2021 and December 31, 2021, when the Company still had the VIE agreements in effectiveness. Starting from the annual report on Form 10-K for the year ended March 31, 2023, the Company will not need have disaggregation tables because the comparable period is the year ended March 31, 2022, when the VIE agreements ceased their effectiveness.

Our Corporate Structure, page 10

2.	Based on the diagram of your Company’s corporate structure on page 10 and page F-7, Hunan Ruixi Financial Leasing Co., Ltd. (“Hunan Ruixi”), is presented as your majority owned subsidiary in China. However, we note that Hunan Ruixi is not listed in EX.21.1 in your list of subsidiaries. Please revise future filings to ensure that the list of subsidiaries is consistent with the diagram of your Company’s corporate structure and other parts of your filing.

Response: In response to SEC Staff’s comment, the Company confirmed that Hunan Ruixi is a majority owned subsidiary in China, and the Company will add such subsidiary into Exhibit 21.1 to form a correct and completed list of subsidiaries in future filings, a template Exhibit 21.1 has been attached at the back of this response letter as Annex A.

Regulations, page 16

3.	In future filings please provide quantitative disclosure of the dollar amount of specific restrictions under PRC laws and regulations on your PRC subsidiaries with respect to transferring net assets to Senmiao either in the form of dividends, loans, or advances. Please include proposed disclosure in your response letter.

Response: In response to the Staff’s comment, the Company will disclose in future filings as follow, assuming PRC laws, regulations and rules stay the same:

“Except for the above, there is no other restriction under PRC laws and regulations for PRC companies on use of proceeds generated by the Group's subsidiaries to satisfy any obligations of the Company, as long as the PRC companies completed all required procedures, including the tax payment certification and tax declaration.

However, relevant PRC laws and regulations permit payments of dividends by the Group's entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group's entities in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As of March 31, 2022, the total respective registered capital of all the Company’s direct subsidiaries was approximately RMB460 million (approximately $72.6 million).

As of March 31, 2022. all the Company’s subsidiaries incorporated in the PRC have suffered accumulated loss and the Company concluded those subsidiaries did not have abilities to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. Furthermore, even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders.”

To the extent there are changes related to the Chinese regulatory environment, we will have updated disclosure based on future changes.

Recent greater oversight by the CAC over data security, page 58

4.	You state on page 59 that "[a]s of the date of this Report, we, our PRC subsidiaries and equity investee company, (i) are not required to obtain permissions from any PRC government authorities on the operation of our PRC subsidiaries and the issuance of our stocks to foreign investors, (ii) are not required to obtain permissions from the CSRC, CAC or any other government authorities on our PRC subsidiaries’ operations. . . . When the Cybersecurity Review Measures become effective, and if the Security Administration Draft is enacted as proposed, we believe that the operations of our PRC subsidiaries and our listing will not be affected and that we will not be subject to cybersecurity review by the CAC." In future filings, state in this risk factor whether you made these determinations by relying on the advice of counsel. If so, please disclose the name of counsel. If not, describe the risks related to the process of your determination. Please include the proposed disclosure in your response letter.

Response: In response to the Staff’s comment, the Company will disclose in future filings as follow:

"We have made our determinations based on Yuantai Law Offices, our PRC counsel, to the extent that the discussion relates to matters of CSRC, CAC and other government authorities on our PRC subsidiaries’ operations and conducted that:

As of the date of this Report, we, our PRC subsidiaries and equity investee company, (i) are not required to obtain permissions from any PRC government authorities on the operation of our PRC subsidiaries and the issuance of our stocks to foreign investors, (ii) are not required to obtain permissions from the CSRC, CAC or any other government authorities on our PRC subsidiaries’ operations. When the Cybersecurity Review Measures become effective, and if the Security Administration Draft is enacted as proposed, we believe that the operations of our PRC subsidiaries and our listing will not be affected and that we will not be subject to cybersecurity review by the CAC."

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies, page 60

5.	In future filings, provide quantitative disclosure of any loans, direct investment, and capital contributions you have made to your PRC subsidiaries or former VIEs, whether from offering proceeds or otherwise. Please include proposed disclosure in your response letter.

Response: In response to the Staff’s comment, the Company shall disclose in future filings as follow:

“As March 31, 2022, the Company has made accumulated capital contributions and loans of $21.1 million and $3.7 million directly to the subsidiaries, respectively. The contributions were generated from our historical offering proceeds.

Besides, the Company also loaned accumulated approximately $2.8 million to our former VIE, Jinkailong, through our subsidiaries in PRC. The loans were from the daily operation of these subsidiaries.”

Management's Discussion and Analysis of Financial Condition and Results of Operations Net gain from deconsolidation of VIEs - discontinued operations, page 93

6.	We note your disclosure on page 93 related to the purchase on March 23, 2022, of Sichuan Senmiao’s 94.5% equity interests for a total consideration of zero. We further note that you recognized a gain of $366,604 in the consolidated statements of changes in stockholders’ equity related to the non-controlling interest from acquired equity interest. We also note your reference to the detailed analysis related to this transaction in Note 3 to your consolidated financial statements. We are not able to locate the analysis in Note 3. Please address the following:

•	Tell us why the 94.5% equity interest in Sichuan Senmiao was acquired for no consideration;

•	Provide us the analysis you refer to in the aforementioned disclosure related to this transaction including any authoritative guidance that you considered;

•	Tell us how you determined the value of the non-controlling interest; and

•	Revise future filings to include a discussion of your accounting for this transaction.

Response: In response to the Staff’s bullet point 1 under the comment, the Company clarifies that:

Sichuan Senmiao was Senmiao’ former VIE. Senmiao Consulting, the wholly-owned subsidiary of Senmiao, Sichuan Senmiao and all the shareholders of Sichuan Senmiao entered into a series of VIE Agreements in September 2017. However, the operation result of Sichuan Senmiao did not meet the expectation in prior years as the online peer-to-peer (“P2P”) lending industry was in a continuous decline in total transaction volume and faced an increasingly tighter regulatory and supervision environment in China. As a consequence, Senmiao terminated its online P2P lending services business in October 2019, which was operated by Sichuan Senmiao.

Sichuan Senmiao suffered accumulated loss of approximately $18.0 million as of March 31, 2022 with shareholders’ deficiency of $7.6 million. Due to such loss from Sichuan Senmiao, its existing shareholders agreed to transfer a collectively 94.5% equity interest to the Company for zero consideration upon termination of the VIE agreement between the Company and Sichuan Senmiao during the year ended March 31, 2022.

In response to the Staff’s bullet point 2&3 under the comment, the Company clarifies that:

As Sichuan Senmiao was a former VIE of the Company, its financial result was 100% consolidated into the Company’s consolidated financial statement without any non-controlling consideration. Upon termination of the VIE agreement, the Company acquired 94.5% of Sichuan Semiao’s equity interest during the year ended March 31, 2022. In substance, the acquisition of Sichuan Senmiao’s equity interest represented the reduction of the Company’s equity interest in Sichuan Senmiao from 100% to 94.5%, and resulted in a recognition of 5.5% non-controlling interest amounted to $366,604. In accordance with ASC 810-10-45-23, the change in ownership interest in Sichuan Senmiao from the Company while the Company retains its controlling financial interest in Sichuan Senmiao Shall be accounted for equity transactions. Therefore, as presented in the consolidated statements of change in stockholder’s equity, the aforementioned transaction was recorded as increase of $366,604 in non-controlling interest while offset the additional paid-in capital for the same amount.

In response to the Staff’s bullet point 4 under the comment, the Company respectfully advise the staff that the Company had make proper disclosure in regards to accounting treatment of the aforementioned transaction in pages F-41 under the heading “Change of ownership interest in a subsidiary”.

Consolidated statements of operations and comprehensive income (loss), page F-3

7.	We note that you present basic and diluted earnings (loss) per share separately for continuing and discontinued operations. Please revise future filings to also present combined basic and diluted earnings (loss) per share amounts for each period presented. Please refer to ASC 260-10-45-2.

Response: In response to SEC Staff’s comment, the Company has taken note and will present combined basic and diluted earnings (loss) per share amounts for each period presented in future filings.

Note 3 (r) Revenue recognition

Online ride-hailing platform services, page F-20

8.	We note your disclosure on page 20 related to the jointly promulgated Interim Measures for the Administration of Online Taxi Booking Business Operations and Services which appears to require the online ride-hailing services to meet the requirements set out by the Interim Measures and take full responsibility of the ride services. We also note your accounting policy disclosure on page F-20 as follows: “The Company evaluates the presentation of revenue on a gross or net basis based on whether it controls the service provided to the Rider and is the principal (i.e., “gross”), or it arranges for other parties to provide the service to the Rider and is an agent (i.e., “net”). Since the Company is not primarily responsible for ride-hailing services provided to Riders, it does not have inventory risk related to the services. Thus, the Company recognizes revenue at a net basis.” Please address the following:

•	Reconcile the regulatory disclosure requirement that indicates online ride-hailing services are fully responsible for ride services with your policy disclosure that indicates you are not primarily responsible for ride-hailing services.

•	Please provide us with a detailed analysis of how you determined that your ride hailing services in the PRC should be presented on a net basis considering the guidance in ASC 606-10-55-36 through 55-40.

•	Please also provide us with an English-language translation of your terms of service or customer service agreement related to your ride hailing services in the PRC.

Response: In response to the Staff’s bullet point 1 under the comment, the Company clarifies that:

As described in our Management's Discussion and Analysis of Financial Condition and Results of Operations, “In order to manage the rapidly growing ride-hailing service market and control relevant risks, on July 27, 2016, seven ministries and commissions in China, including the MOT, jointly promulgated the “Interim Measures for the Administration of Online Taxi Booking Business Operations and Services” (“Interim Measures”) and amended it on December 28, 2019, which legalizes online ride-hailing services and requires the online ride-hailing services to meet the requirements set out by the measures and obtain taxi-booking service licenses and take full responsibility of the ride services to ensure the safety of riders.”

The relevant regulations also require the licensed platforms to ensure that the drivers and cars engaged in providing ride services meet the requirements stipulated by the regulations. However, the regulation in China is aiming at improving the efficiency and effectiveness of supervision as managing platform companies is easier than directly managing individuals who perform online ride-hailing services, especially from legal aspect. XXTX considers itself as the agent, not the principal for its ride. As described in the “Business- Ride-Hailing Platform Services”, “XXTX currently collaborates with Gaode Map, a well-known aggregation platform in China on our ride-hailing platform services. Under the collaboration, when a rider searches for taxi/ride-hailing services on the aggregation platform, the platform provides such rider a number of online ride-hailing platforms for selection, including ours and if our platform is selected by the rider, the order will then be distributed to registered drivers on our platform for viewing and acceptance. The rider may also simultaneously select multiple online ride-hailing platforms, in which case, the aggregation platform will distribute the requests to different online ride-hailing platforms which they cooperate with, based on the number of available drivers using the platform in a certain area and these drivers’ historical performance, among other things.”

Based on the model, XXTX could not control the services provided to riders, which can be demonstrated through:

a)	in accordance with the agreement entered into between XXTX and the drivers (Annex D), it clarifies the riding service is provided by the drivers to the riders. And the drivers shall guarantee the service quality and driving safety as specified herein. The drivers shall undertake the corresponding liability for compensation for the infringement damage suffered by a third party attributable to the drivers’ fault.

b)	no evidence showing XXTX is able to direct registered drivers to deliver ride services on its behalf based on the ride service agreement it entered into with riders. If the assigned driver is not able to deliver the service in limited circumstances, XXTX could not assign another registered driver to deliver the service, the order shall be re-assigned by Gaode Map, which may be distributed to drivers registered on other platforms;

c)	XXTX earns commissions for each completed order as the difference between an upfront quoted fare and the amount earned by a driver based on actual time and distance for the ride charged to the rider. XXTX settled the amount earned by the drivers weekly, only after it received the total fare of rides from Gaode Map. XXTX does not bare the credit risk.

Based on our analysis as described in Annex C provided below, for substance over form purpose, management is of the opinion that we are not primarily responsible for ride-hailing services.

In response to the Staff’s bullet point 2 under the comment, the Company used the following indicators to determine the applicable accounting rules:

The Company has analyzed the indicators that an entity controls the specified good or service before it is transferred to the customer (and is therefore acting as a principal) in depth as follows in accordance with ASC 606-10-55-39:

(a)	The entity is primarily responsible for fulfilling the promise to provide the specified good or service. This typically includes responsibility for the acceptability of the specified good or service (for example, primary responsibility for the good or service meeting customer specifications). If the entity is primarily responsible for fulfilling the promise to provide the specified good or service, this may indicate that the other party involved in providing the specified good or service is acting on the entity’s behalf.

Principal Indicator: No, the Company is not primarily responsible for fulfilling the promise to provide ride-hailing service as mentioned above.

(b)	The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer (for example, if the customer has a right of return). For example, if the entity obtains, or commits to obtain, the specified good or service before obtaining a contract with a customer, that may indicate that the entity has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the good or service before it is transferred to the customer.

Principal Indicator: No, the Company does not bear any inventory risk.

(c)	The entity has discretion in establishing the price for the specified good or service. Establishing the price that the customer pays for the specified good or service may indicate that the entity has the ability to direct the use of that good or service and obtain substantially all of the remaining benefits. However, an agent can have discretion in establishing prices in some cases. For example, an agent may have some flexibility in setting prices in order to generate additional revenue from its service of arranging for goods or services to be provided by other parties to customers.

Principal Indicator: No, the Company does not has discretion in establishing the price of the online ride-hailing service as the Company earns commissions for each completed order as the difference between an upfront quoted fare and the amount earned by a driver based on actual time and distance for the ride charged to the rider.

Based upon on the above assessments, the Company concluded that it does not met the principal indicators in accordance with ASC 606-10-55-39. As a result, the Company recognizes the revenue from online ride-hailing service when the driver delivered the service to the passenger sales on a net basis.

In response to the Staff’s bullet point 3 under the comment, the Company provided an electric version of term of services when the online ride-hailing driver registered in our App of XXTX, which is attached at the back of the response letter as Annex D.

Note 4. Business Combination, page F-26

9.	We note your disclosures on page F-26 and F-27 related to your different capital investments in XXTX. We also note the following disclosure on page F-27, “As of March 31, 2022, the Company acquired $8,065 in cash, net of cash paid to XXTX in the acquisition of XXTX. The remaining purchase consideration of approximately $0.3 million from XXTX Investment Agreement signed on September 11, 2020 and approximately $5.7 million additional capital investment from XXTX Increase Investment Agreement signed on February 5, 2021 mentioned above are expected to be paid by the Company by December 31, 2025.” Please address the following:

•	Reconcile above disclosure to your statement on page F-26 that you have made approximately $5.81 million in capital contributions to XXTX.

•	Please tell us and revise future filings to clearly quantify the total purchase price, how it was determined, the various amounts and type of consideration paid for XXTX, the amounts that have actually been paid as of March 31, 2022, and the amounts still owed as of that date.

Response: The Company respectfully acknowledges the Staff’s comment and provides responses as following.

Reconcile above disclosure to your statement on page F-26 that you have made approximately $5.81 million in capital contributions to XXTX.

On September 11, 2020, Senmiao Consulting entered into an investment agreement (“Investment Agreement”) with all the original shareholders of XXTX, pursuant to which Senmiao Consulting agreed to make an investment of RMB3.16 million (approximately $0.5 million) in XXTX in cash in exchange for a 51% equity interest. As of the filing date of 10-K, XXTX has received RMB3.16 million (approximately $0.5 million) from Senmiao Consulting pertained to this Investment Agreement.

On February 5, 2021, Senmiao Consulting and all the original shareholders of XXTX entered into a supplementary agreement (“Supplementary Agreement”) related to Investment Agreement to increase the capital contribution to XXTX to RMB36.84 million (approximately $5.7 million). As of the date of 10-K issuance, XXTX has been received approximately $5.31 million from Senmiao Consulting pertained to the Supplementary Agreement.

As mentioned on page F-26, RMB36.86 million ($5.81 million) was consist of approximately $0.5 million and $5.31 million from the Investment Agreement and Supplementary Agreement, respectively.

Please tell us and revise future filings to clearly quantify the total purchase price, how it was determined, the various amounts and type of consideration paid for XXTX, the amounts that have actually been paid as of March 31, 2022, and the amounts still owed as of that date.

The total purchase price of XXTX was set forth in the Investment Agreement which is approximately $0.5 million in exchange for a 51% equity interest and was fully received of March 31, 2022. On page F-26, The Company indicated that approximately $5.81 million capital contribution was made to XXTX, the amount was included approximately $0.5 million and $5.31 million from the Investment Agreement and Supplementary Agreement, respectively. The Company advises the staff that the Company will revise the future filing under page F-26 –Note 4. Business Combination as following:

Note 4 Business Combination

On September 11, 2020, Senmiao Consulting entered into an investment agreement (“XXTX Investment Agreement”) relating to XXTX with all the original shareholders of XXTX, pursuant to which Senmiao Consulting agreed to make a purchase consideration of approximately RMB3.16 million ($0.5 million) in XXTX in cash in exchange for a 51% equity interest. As of the date of the issuance of this report, the Company had remit approximately RMB3.16 million ($0.5 million) to XXTX pertained to above mentioned Investment agreement.

On October 23, 2020, the registration procedures for the change in shareholders and registered capital were completed and XXTX became a majority-owned subsidiary of Senmiao Consulting. On February 5, 2021, Senmiao Consulting and all the original shareholders of XXTX entered into XXTX Increase Investment Agreement, a supplementary agreement related to XXTX Investment Agreement. Under the XXTX Increase Investment Agreement, all shareholders of XXTX agreed to increase the total registered capital of XXTX to RMB50.8 million (approximately $7.8 million). Senmiao Consulting shall pay another investment amounted to RMB36.84 million (approximately $5.7 million) in cash in exchange of additional 27.74% of XXTX’s equity interest. As of the date of the issuance of this report, the Company had remit approximately RMB33.7 million ($5.31 million) to XXTX pertained to above mentioned supplementary agreement, while the remaining amount is expected to be paid before December 31, 2025.

In October 2021, The Company, Senmiao Consulting, XXTX and its shareholders entered into a Share Swap Agreement, pursuant to which the Company, through Senmiao Consulting, purchased all of the equity shares of XXTX held by its shareholders by issuing a total of 533,167 (5,331,667 pre reverse split) shares of the Company’s common stock to XXTX’s Shareholders. Upon closing, the Company, through Senmiao Consulting, owns 100% of the equity interests in XXTX. On November 9, 2021, the issuance of 533,167 (5,331,667 pre reverse split) shares of the Company’s common stock for this transaction has been completed and on March 31, 2022, the registration procedures for the change in shareholders have been completed.

The Company’s acquisition of XXTX was accounted for as a business combination in accordance with ASC 805. The Company has allocated the purchase price of XXTX based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the business combination standard issued by the FASB with the valuation methodologies using level 3 inputs, except for other current assets and current liabilities were valued using the cost approach. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed and intangible assets identified as of the acquisition date and considered a number of factors including valuations from independent appraisers. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in general and administrative expense.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date, which represents the net purchase price allocation on the date of the acquisition of XXTX based on valuation performed by an independent valuation firm engaged by the Company and translated the fair value from RMB to USD using the exchange rate on October 23, 2020 at the rate of USD 1.00 to RMB 6.69.

As of March 31, 2022, the Company acquired $8,065 in cash, net of cash paid to XXTX in the acquisition of XXTX.

10.	Please tell how you determined you were not required to file XXTX financial statements considering the requirements of Article 8-04 of Regulation S-X.

Response: In response to the Staff’s comment, the Company respectfully acknowledges the Staff’s comment and advises that the Company performed the significant tests as required by S-X 8-04 to determine if the Company is required to file XXTX’s financial statements. Under Rule-1-02(w) of Regulation S-X, an acquisition will be deemed “significant” if it exceeds certain thresholds under any of three different tests: the investment test, the asset test, and the income test. As the Company concluded that the test result of 0.61%, 2.85%, and 1.08% for investment test, the asset test, and the income test, respectively, all three results were below the 20% threshold which financial statements are not required to include an acquisition as indicated on S-X 8-04. As a result, the Company determined that it is not required to file XXTX’s financial statements considering requirements of Article 8-04 of Regulation S-X.

The significant test was tested at follows:

	XXTX		Senmiao Technology Limited	Calculation Results
	RMB	USD	USD	Asset test	Investment test	Income test

As at March 31, 2020	Unaudited		Audited
Total Assets over AIHS’s Total Assets	676,119	95,465	15,630,718	0.61%
Total Investment over AIHS’s Total Assets	-	-	446,176		2.85%
Total loss from continuing operations for the year ended March 31, 2020 over AIHS’s	323,882	46,620	4,315,592			1.08%

We thank the Staff for your review of the foregoing. If you have any questions, please do not hesitate to contact the undersigned at zhangxiaoyuan@ihongsen.com, or Elizabeth Fei Chen of Pryor Cashman LLP, the outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199).

Very truly yours,

By:	/s/ Xiaoyuan Zhang
Name:	Xiaoyuan Zhang
Title:	Chief Financial Officer

cc:	Elizabeth Fei Chen, Esq.

Annex A

Exhibit 21.1

SENMIAO TECHNOLOGY LIMITED

List of Subsidiaries

As of March 31, 2022, the subsidiaries of Senmiao Technology Limited, are listed as follows:

Subsidiary	Place of Incorporation
Senmiao Technology (Hong Kong), Limited	Hong Kong
Sichuan Senmiao Yicheng Assets Management Co., Ltd. formerly known as Yicheng Financial Leasing Co., Ltd.	PRC
Sichuan Senmiao Zecheng Business Consulting Co., Ltd.	PRC
Hunan Xixingtianxia Technology Co., Ltd.*	PRC
Hunan Ruixi Financial Leasing Co., Ltd.	PRC
Chengdu Corenel Technology Co., Ltd.	PRC
Hunan Ruixi Automobile Leasing Co., Ltd.	PRC
Chengdu Xichuang Technology Service Co., Ltd.	PRC
Sichuan Senmiao Ronglian Technology Co., Ltd.	PRC
Chengdu Jiekai Technology Ltd.	PRC

* The eight wholly owned subsidiaries of Hunan Xixingtianxia Technology Co., Ltd. are:

Chengdu Xixingtianxia Technology Co., Ltd.

Chongqing Xixingtianxia Technology Co., Ltd.

Haikou Xixingtianxia Technology Co., Ltd.

Fuzhou Xixingtianxia Technology Co., Ltd.

Hengyang Xixingtianxia Technology Co., Ltd.

Luzhou Xixingtianxia Technology Co., Ltd.

Yongzhou Xixingtianxia Technology Co., Ltd.

Jingdezhen Xixingtianxia Technology Co., Ltd.

Annex B

Consolidating Statements of Income Information

The following is the tabular form condensed consolidating schedule depicting the financial position, cash flows and results of operations for the parent, the subsidiaries, the consolidated variable interest entities, and any eliminating adjustments separately - as of and for the year ended March 31, 2022 and 2021, and as of March 31, 2022 and 2021.

Condensed Consolidating Statements of Operations:

	For the year ended March 31, 2022
	Parent	Subsidiaries*	Former VIEs	Eliminations	Consolidated
Revenues	$—	$7,311,588	$6,864,410	$(2,432,780)	$11,743,218
Cost of revenues	—	(7,145,064)	(5,183,806)	634,033	(11,694,837)
Gross profit (loss)	—	166,524	1,680,604	(1,798,747)	48,381
Operating expenses	(2,339,378)	(8,274,482)	(4,395,910)	861,686	(14,148,084)
Loss from operations	(2,339,378)	(8,107,958)	(2,715,306)	(937,061)	(14,099,703)
Change in fair value of derivative liabilities	6,951,482	—	—	—	6,951,482
Issuance cost incurred for issuing series A convertible preferred stock	(821,892)	—	—	—	(821,892)
Other income (expense), net	16,190	263,213	(207,186)	(450,892)	(378,675)
Income (loss) before income taxes	3,806,402	(7,844,745)	(2,922,492)	(1,387,953)	(8,348,788)
Income tax expense	—	(4,566)	—	—	(4,566)
Net gain from deconsolidation of VIEs- discontinued operations	—	10,975,101	—	—	10,975,101
Net income (loss)	3,806,402	3,125,790	(2,922,492)	(1,387,953)	2,621,747
Less: net loss attributable to non-controlling interests	—	(3,872,645)	714,274	—	(3,158,371)
Net income (loss) attributable to stockholders	$3,806,402	$(746,855)	$(2,208,218)	$(1,387,953)	$(536,624)

Further separate the information of continuing and discontinued operations:

	For the year ended March 31, 2022
	Continuing Operations	Discontinued Operations	Consolidated
Revenues	$4,913,102	$6,830,116	$11,743,218
Cost of revenues	(6,511,031)	(5,183,806)	(11,694,837)
Gross profit (loss)	(1,597,929)	1,646,310	48,381
Operating expenses	(9,964,059)	(4,184,025)	(14,148,084)
Loss from operations	(11,561,988)	(2,537,715)	(14,099,703)
Change in fair value of derivative liabilities	6,951,482	—	6,951,482
Issuance cost incurred for issuing series A convertible preferred stock	(821,892)	—	(821,892)
Other expense, net	(169,181)	(209,494)	(378,675)
Loss before income taxes	(5,601,579)	(2,747,209)	(8,348,788)
Income tax expense	(4,566)	—	(4,566)
Net gain from deconsolidation of VIEs - discontinued operations	10,975,101	—	10,975,101
Net income (loss)	5,368,956	(2,747,209)	2,621,747
Less: net loss attributable to non-controlling interests	(3,872,645)	714,274	(3,158,371)
Net income (loss) attributable to stockholders	$1,496,311	$(2,032,935)	$(536,624)

	For the year ended March 31, 2021
	Parent	Subsidiaries*	Former VIEs	Eliminations	Consolidated
Revenues	$—	$4,062,495	$3,978,847	$(1,873,655)	$6,167,687
Cost of revenues	—	(3,260,897)	(3,985,413)	1,276,818	(5,969,492)
Gross profit (loss)	—	801,598	(6,566)	(596,837)	198,195
Operating expenses	(2,070,303)	(4,245,983)	(4,780,289)	632,548	(10,464,027)
Loss from operations	(2,070,303)	(3,444,385)	(4,786,855)	35,711	(10,265,832)
Change in fair value of derivative liabilities	(1,710,415)	—	—	—	(1,710,415)
Other income (expense), net	582	254,433	(793,042)	(133,738)	(671,765)
Loss before income taxes	(3,780,136)	(3,189,952)	(5,579,897)	(98,027)	(12,648,012)
Income tax expense	—	(8,332)	(6,295)	0	(14,627)
Net income (loss)	(3,780,136)	(3,198,284)	(5,586,192)	(98,027)	(12,662,639)
Less: net loss attributable to non-controlling interests	—	970,019	1,332,562	—	2,302,581
Net income (loss) attributable to stockholders	$(3,780,136)	$(2,228,265)	$(4,253,630)	$(98,027)	$(10,360,058)

Further separate the information of continuing and discontinued operations:

	For the year ended March 31, 2021
	Continuing Operations	Discontinued Operations	Consolidated
Revenues	$2,188,840	$3,978,847	$6,167,687
Cost of revenues	(1,984,079)	(3,985,413)	(5,969,492)
Gross profit (loss)	204,761	(6,566)	198,195
Operating expenses	(6,216,190)	(4,247,837)	(10,464,027)
Loss from operations	(6,011,429)	(4,254,403)	(10,265,832)
Change in fair value of derivative liabilities	(1,710,415)	—	(1,710,415)
Other income (expense), net	254,751	(926,516)	(671,765)
Loss before income taxes	(7,467,093)	(5,180,919)	(12,648,012)
Income tax expense	(8,332)	(6,295)	(14,627)
Net loss	(7,475,425)	(5,187,214)	(12,662,639)
Less: net loss attributable to non-controlling interests	970,019	1,332,562	2,302,581
Net loss attributable to stockholders	$(6,505,406)	$(3,854,652)	$(10,360,058)

Condensed Consolidating Statements of Cash Flows Information:

	For the year ended March 31, 2022
	Parent	Subsidiaries*	Former VIEs	Eliminations	Consolidated
Net cash provided by / (used in) operating activities from continuing operations	$(1,418,530)	$(8,124,780)	$507,196	$—	$(9,036,114)
Net cash used in operating activities from discontinued operations	—	—	(123,167)	—	(123,167)
Net cash used in investing activities from continuing operations	(5,749,950)	(3,365,915)	—	5,749,950	(3,365,915)
Net cash used in investing activities from discontinued operations	—	—	(111,210)	—	(111,210)
Net cash provided by financing activities from continuing operations	5,675,315	10,237,640	(407,595)	(5,749,950)	9,755,410
Effect of exchange rate changes on cash and cash equivalents	—	(381,858)	—	—	(381,858)
Net increase (decrease) in cash and cash equivalents	$(1,493,165)	$(1,634,913)	$(134,776)	$—	$(3,262,854)

	For the year ended March 31, 2021
	Parent	Subsidiaries*	Former VIEs	Eliminations	Consolidated
Net cash provided by / (used in) operating activities from continuing operations	$(1,659,742)	$1,034,766	$(2,571,162)	$—	$(3,196,138)
Net cash used in operating activities from discontinued operations	—	—	(739,929)	—	(739,929)
Net cash used in investing activities from continuing operations	(3,600,000)	(2,310,697)	—	3,600,000	(2,310,697)
Net cash used in investing activities from discontinued operations	—	—	(200,165)	—	(200,165)
Net cash provided by financing activities from continuing operations	6,866,930	3,600,000	3,288,966	(3,600,000)	10,155,896
Net cash provided by financing activities from discontinued operations	—	—	103,881	—	103,881
Effect of exchange rate changes on cash and cash equivalents	—	(208,800)	—	—	(208,800)
Net increase (decrease) in cash and cash equivalents	$1,607,188	$2,115,269	$(118,409)	$—	$3,604,048

Condensed Consolidating Balance Sheets Information:

	As of March 31, 2022
	Parent	Subsidiaries*	Eliminations	Consolidated
ASSETS
Current assets
Cash and cash equivalents	$116,613	$1,068,800	$(192)	$1,185,221
Accounts receivable, net, current portion	—	354,224	63,798	418,022
Inventories	—	351,821	(65,333)	286,488
Finance lease receivables, net, current portion	—	314,264	—	314,264
Prepayments, other receivables and other assets, net	135,252	2,544,131	33,825	2,713,208
Other receivable - intercompany	24,563,576	28,735,439	(53,299,015)	-
Due from related parties, current portion	7,338,207	164,253	(6,820,125)	682,335
Total current assets	32,153,648	33,532,932	(60,087,042)	5,599,538

Property and equipment, net
Property and equipment, net	—	5,673,811	(15,038)	5,658,773
Total property and equipment, net	—	5,673,811	(15,038)	5,658,773

Other assets
Operating lease right-of-use assets, net	—	109,621	—	109,621
Operating lease right-of-use assets, net, related parties	—	515,906	—	515,906
Financing lease right-of-use assets, net	—	305,933	—	305,933
Intangible assets, net	600,000	231,034	128,517	959,551
Accounts receivable, net, noncurrent	—	69	—	69
Finance lease receivables, net, noncurrent	—	92,980	—	92,980
Due from related parties, noncurrent	—	—	6,635,746	6,635,746
Total other assets	600,000	1,255,543	6,764,263	8,619,806

Total assets	$32,753,648	$40,462,286	$(53,337,817)	$19,878,117

LIABILITIES, MEZZANINE EQUITY AND EQUITY
Current liabilities
Borrowings from financial institutions	—	145,542	—	145,542
Accounts payable	—	14,446	—	14,446
Advances from customers	—	120,629	—	120,629
Income tax payable	—	—	—	—
Accrued expenses and other liabilities	70,008	2,458,893	(84,534)	2,444,367
Other payable - intercompany	—	17,356,983	(17,356,983)	—
Due to related parties and affiliates	—	7,893,538	(7,881,856)	11,682
Operating lease liabilities	—	50,177	—	50,177
Operating lease liabilities - related parties	—	330,781	—	330,781
Financing lease liabilities	—	304,557	—	304,557
Derivative liabilities	2,215,204	—	—	2,215,204
Current liabilities - discontinued operations	—	528,426	—	528,426
Total current liabilities	2,285,212	29,203,972	(25,323,373)	6,165,811

Other liabilities
Operating lease liabilities, non-current	—	47,910	—	47,910
Operating lease liabilities, non-current - related parties	—	226,896	—	226,896
Financing lease liabilities, non-current	—	1,376	—	1,376
Deferred tax liability	—	—	46,386	46,386
Total other liabilities	—	276,182	46,386	322,568

Total liabilities	2,285,212	29,480,154	(25,276,987)	6,488,379

Mezzanine Equity
Series A convertible preferred stock (par value $1,000 per share, 5,000 shares authorized; 5,000 shares issued and outstanding at March 31, 2022)	820,799	—	—	820,799
Stockholders’ equity
Common stock	630	—	—	630
Additional paid-in capital	42,803,033	—	—	42,803,033
Accumulated deficit	(708,277)	(30,984,603)	(2,908,665)	(34,601,545)
Other equities	(12,447,749)	41,966,735	(25,152,165)	4,366,821
Total equity	29,647,637	10,982,132	(28,060,830)	12,568,939

Total liabilities, mezzanine equity and equity	$32,753,648	$40,462,286	$(53,337,817)	$19,878,117

	As of March 31, 2021
	Parent	Subsidiaries*	Former VIEs	Eliminations	Consolidated
ASSETS
Current assets
Cash and cash equivalents	$1,609,778	$2,703,522	27,229	$—	$4,340,529
Accounts receivable, net, current portion	—	505,277	—	(3,246)	502,031
Inventories	—	143,736	—	(15,803)	127,933
Finance lease receivables, net, current portion	—	541,605	—	0	541,605
Prepayments, other receivables and other assets, net	136,901	2,766,042	135	(242,995)	2,660,083
Other receivable - intercompany	1,800,024	5,976,890	1,718,343	(9,495,257)	—
Due from related parties	5,756,933	4,325,578	—	(10,082,511)	—
Current assets - discontinued operations	—	—	2,995,558	(274,733)	2,720,825
Total current assets	9,303,636	16,962,650	4,741,265	(20,114,545)	10,893,006

Property and equipment, net
Property and equipment, net	—	3,263,286	—	(11,955)	3,251,331
Property and equipment - discontinued operations, net	—	—	454,408	—	454,408
Total property and equipment, net	—	3,263,286	454,408	(11,955)	3,705,739

Other assets
Operating lease right-of-use assets, net	—	233,751	—	—	233,751
Operating lease right-of-use assets, net, related parties	—	570,471	9,896	—	580,367
Financing lease right-of-use assets, net	—	577,079	—	—	577,079
Intangible assets, net	675,000	129,519	—	163,612	968,131
Goodwill	—	—	—	135,388	135,388
Accounts receivable, net, noncurrent	—	61,943	—	—	61,943
Finance lease receivables, net, noncurrent	—	473,472	—	—	473,472
Other assets - discontinued operations	—	—	4,674,403	—	4,674,403
Total other assets	675,000	2,046,235	4,684,299	299,000	7,704,534

Total assets	$9,978,636	$22,272,171	$9,879,972	$(19,827,500)	$22,303,279

LIABILITIES ND EQUITY (DEFICIENCY)
Current liabilities
Borrowings from financial institutions	—	—	—	—	—
Accounts payable	—	44,769	—	—	44,769
Advances from customers	—	110,173	—	—	110,173
Income tax payable	—	—	—	—	—
Accrued expenses and other liabilities	—	2,905,200	581,126	(613,099)	2,873,227
Other payable - intercompany	—	6,893,809	2,715,847	(9,609,656)	—
Due to related parties and affiliates	—	—	82,909	—	82,909
Operating lease liabilities	—	109,813	—	—	109,813
Operating lease liabilities - related parties	—	238,737	4,989	—	243,726
Financing lease liabilities	—	358,135	—	—	358,135
Derivative liabilities	1,278,926	—	—	—	1,278,926
Current liabilities - discontinued operations	—	—	15,896,580	(4,219,314)	11,677,266
Total current liabilities	1,278,926	10,660,636	19,281,451	(14,442,069)	16,778,944

Other liabilities
Borrowings from financial institutions, noncurrent	—	—	—	—	—
Operating lease liabilities, non-current	—	95,886	—	—	95,886
Operating lease liabilities, non-current - related parties	—	337,699	3,850	—	341,549
Financing lease liabilities, non-current	—	218,944	—	—	218,944
Deferred tax liability	—	—	—	44,993	44,993
Other liabilities - discontinued operations	—	—	2,250,393	—	2,250,393
Total other liabilities	0	652,529	2,254,243	44,993	2,951,765

Total liabilities	1,278,926	11,313,165	21,535,694	(14,397,076)	19,730,709

Stockholders’ equity (deficiency)
Common stock	498	—	—	—	498
Additional paid-in capital	40,759,807	—	—	—	40,759,807
Accumulated deficit	(4,514,679)	(5,087,031)	(28,122,663)	3,659,452	(34,064,921)
Other equities	(27,545,916)	16,046,037	16,466,941	(9,089,876)	(4,122,814)
Total equity (deficiency)	8,699,710	10,959,006	(11,655,722)	(5,430,424)	2,572,570

Total liabilities and equity (deficiency)	$9,978,636	$22,272,171	$9,879,972	$(19,827,500)	$22,303,279

* Subsidiaries represent the wholly-foreign-owned entities (“WFOEs”) of Senmiao that are the primary beneficiary of the VIEs.

Annex C

Senmiao Technology Limited.
December 2020

Subject: Revenue recognition under ASC 606 of Hunan Xixingtianxia Technology Co., Ltd. (“XXTX”, “we” or “us”)

Background

Hunan Xixingtianxia Technology Co., Ltd. (hereinafter referred to as “XXTX”, “we” or “us”) operates an online ride-hailing transportation services platform which holds a national online reservation taxi operating license. The platform is presently servicing ride-hailing drivers (“the Driver”) in Chengdu and Changsha as of December 31, 2020, providing them a platform to view and take customer orders for rides.

We currently collaborate with two well-known aggregation platforms in China, Gaode Map, a map application owned and operated by AutoNavi Software, Co., Ltd. and Meituan an e-commerce platform for services through their affiliates. Under our collaboration, when rider using the platform searches for taxi/ride-hailing services (“the Rider”) on the platform, the platform provides such rider a number of online-ride platforms for selection, including ours and if our platform is specifically selected by the Rider, the order will then be distributed to registered Drivers on our platform for viewing and acceptance. The Rider may also simultaneously select multiple ride-hailing platforms in which case, the aggregation platform will distribute the requests to different online ride-hailing platforms which they cooperate with, based on the number of available Drivers using the platform in a certain area and these Drivers’ historical performance, among other things.

We generate revenue from providing a service to Drivers to assist them to complete transportation service to the Riders though our platform and earn commissions for each completed order as the difference between an upfront quoted fare and the amount earned by a Driver based on actual time and distance for the ride charged to the Rider.

1

Senmiao Technology Limited.
December 2020

Assessment

XXTX further assessed the revenue recognition from the five-step model as described in ASC 606.

Step 1: Identify the contract(s) with a customer

XXTX considers its customary business practices in identifying the contracts under ASC 606. Drivers accept the terms and conditions with XXTX to receive the online ride-hailing facilitation services through the use the XXTX APP, which defines each party’s rights and obligations regarding the services to be transferred and payment terms. The Driver agrees to perform the transportation service as requested by the Rider upon acceptance of a Rider’s request for a ride distributed from our cooperated aggregation platform. As the industry’s customary business practice, a contract exists between the Driver and XXTX when the Driver picks up the Rider. The duration of a contract with a customer is typically equal to the duration of a single ride. XXTX does not earn any fees from the Riders to access the App and it has no obligation to the passengers to provide the ride. XXTX collects the fare and related charges from Riders on behalf of Drivers using the pre-authorized bank cards or registered online payment accounts and retains its fees before making the remaining disbursement to Drivers; thus the Driver’s ability and intent to pay is not subject to significant judgment.

Step 2: Identify the performance obligations in the contract

XXTX provides a service to Drivers to complete a successful transportation service for Riders. The service includes on-demand lead generation that assists Drivers to find, receive and fulfill on-demand requests from Riders seeking transportation services and related collection activities, using the XXTX APP. These activities are not distinct from each other and are not separate performance obligations. As a result, XXTX’s single performance obligation in the transaction is to connect Drivers with Riders to facilitate the completion of a successful transportation service for Riders.

Step 3: Determine the transaction price

3.1            Determine the transaction price

XXTX earns fees from the Drivers as the difference between an upfront quoted fare and the amount earned by a Driver based on actual time and distance for the ride charged to the Rider. The settlement rule is included in the Withdrawal Rules of the Drivers through apps of our cooperated aggregation platforms. As the payment of the transaction price is concurrent with the fulfillment of the services, XXTX has no significant financing components with customers and did not utilize the practical expedient under ASC 606-10-32-18. As XXTX does not control the Driver’s actions at any point in the transaction to limit the time and distance for the ride, XXTX takes on risks related to the Driver’s actions which may not be fully mitigated.

2

Senmiao Technology Limited.
December 2020

Assessment (continued)

Step 3: Determine the transaction price (continued)

3.2            Variable Consideration

Meanwhile, XXTX offers cash incentives to attract online ride-hailing drivers from time to time, including minimum guaranteed payments, volume-based discounts and performance-based bonus payments. These driver incentives are similar to retrospective volume-based rebates and represent variable consideration that is typically settled weekly or monthly. XXTX reduces the transaction price by the estimated amount of the incentives expected to be paid upon completion of the performance criteria by applying the most likely outcome method. Driver incentives are recorded as a reduction to revenue as XXTX does not receive a distinct good or service in exchange for the payment or cannot reasonably estimate the fair value of the good or service received.

Step 4: Allocate the transaction price to performance obligations

XXTX’s single performance obligation in the transaction is to connect Drivers with Riders to facilitate the completion of a successful transportation service for Riders and, as a result, there is no allocation of the transaction price.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Revenue is recognized at the time the performance obligation is satisfied by transferring the control of the promised service to a customer in an amount that reflects the consideration that XXTX expects to receive in exchange for the service. XXTX recognizes revenue upon completion of a ride as its performance obligation is satisfied upon the completion of the ride, when XXTX has the right to receive payment for the services rendered. At the balance sheet date, XXTX may have contract assets for certain payments which paid by Riders to the cooperated aggregation platforms, but have not transferred to XXTX yet, due to the payment terms.

3

Senmiao Technology Limited.
December 2020

Assessment (continued)

Principal & Agency Consideration

XXTX evaluates the presentation of revenue on a gross or net basis based on whether it controls the service provided to the Rider and is the principal (i.e. “gross”), or XXTX arranges for other parties to provide the service to the Rider and is an agent (i.e. “net”).

In the transaction, XXTX facilitates the provision of a transportation service by a Driver to a Rider (the Driver’s customer) in order for the Driver to fulfill their contractual promise to the Rider. The Driver fulfills his promise to provide a transportation service to his customer through use of the platform of XXTX. XXTX concluded it does not control the good or service provided by Drivers to Riders as (i) XXXTX does not pre-purchase or otherwise obtain control of the Driver’s goods or services prior to its transfer to the Rider; (ii) XXTX does not direct Drivers to perform the service on XXTX’s behalf, and Drivers have the sole ability to decline a transaction request and (iii) XXTX does not integrate services provided by Drivers with its other services and then provide them to Riders. While XXTX facilitates setting the price for ride-hailing trip, the Drivers and Riders have the ultimate discretion in accepting the transaction price and this indicator alone does not result in XXTX controlling the services provided to Riders. XXTX is not primarily responsible for ride-hailing service provided to Riders, nor does it have inventory risk related to the services. Thus, XXTX recognizes revenue at net basis.

Summary of revenue recognition

For the revenue generating from online ride-hailing service, we generate revenue from providing a service to Drivers to complete a successful transportation services for Riders. As a result, our single performance obligation in the transaction is to connect Drivers with Riders to facilitate the completion of a successful transportation service for riders. We recognize revenue upon completion of a ride as the single performance obligation is satisfied and we have the right to receive payment for the services rendered upon the completion of the ride.

We recognize revenue from the Driver as the difference between an upfront quoted fare and the amount earned by a Driver based on actual time and distance for the ride charged to the Rider.

Meanwhile, we offer various incentive programs to Drivers that are recorded as reduction to revenue as we do not receive a distinct good or service in consideration nor we cannot reasonably estimate the fair value of goods or services received.

4

Annex D

大象出行驾驶员端服务合作协议

Service Cooperation Agreement on Driver’s Terminal of Daxiangchuxing

湖南僖行天下科技有限公司（以下称“我司”）作为大象出行APP信息平台的实际运营者，根据用户出行需求向使用网络预约出租汽车（以下简称“网约车”）应用程序的用户（主要指驾驶员）提供服务，平台根据乘客发出的用车需求信息，利用先进的信息集散技术及后台大数据信息处理，在用户终端上提供可使用的网约车信息，并由最终匹配成功的驾驶员（以下统称为“司机”）实际向乘客提供线下运输服务。在您使用本网约车平台提供线下运输服务之前，请您认真阅读本协议。

As the actual operator of Daxiangchuxing APP information platform, Hunan Xixing Tianxia Technology Co., Ltd. (hereinafter referred to as "the Company"), renders services to users (principally drivers) who use the application of online taxi hailing (hereinafter referred to as "online car-hailing") based on their travel needs. With reference to the car demand information sent by passengers, the platform furnishes usable online car-hailing information on the user terminal by means of advanced information distribution technology and background big data information processing, and the driver who finally matches successfully (hereinafter collectively referred to as "driver") actually renders offline transportation services to passengers. Please read the Agreement in real earnest before you render offline transportation services through this online car-hailing platform.

您下载本应用程序接单或服务乘客，则视作您已知悉我司关于通过网约车平台提供网约车服务相关条款的约定，也以充分阅读并接受本《服务合作协议》（以下称“协议”）的所有条款，您同意本协议对您和我司具有法律约束力。如果您不同意本协议，则不能登陆应用程序、接单或服务乘客。

When you download this application to receive orders or serve passengers, it will be deemed that you have acknowledged the Company’s agreements on rendering online car-hailing services through the online car-hailing platform, and have fully read and accepted all the terms and conditions of the Service Cooperation Agreement (hereinafter referred to as "the Agreement"). You agree that the Agreement shall be legally binding upon you and the Company. If you do not agree to the Agreement, you cannot log in to the application, receive orders or serve passengers.

一、用户注册

I. User Registration

1、司机登录司机端平台，按照注册规则进行注册并设定用户名及密码。该用户名及密码为司机通过网约车信息服务平台系统预订用车服务的唯一有效身份证明。

The driver logs in to the driver’s platform, registers and sets the user name and password in line with the registration rules. The user name and password are the only valid identification for the driver to book car services through the online car-railing information service platform system.

2、司机应保证在司机端平台注册过程中预留的电话、电子邮箱等联系方式真实有效。

The driver shall warrant that the contact information such as telephone and email reserved during the registration on the driver’s platform is true and effective.

3、司机注册成功后应妥善保管用户名及密码，不得将其转让或出借于他人使用；如网约车平台发现其用户名及密码遭他人非法使用，应当立即通知司机或暂停司机端使用以避免不必要的损失。

After successful registration, the driver shall properly keep the user name and password, and must never transfer or lend such user name and password to others for use; where the online car-railing platform identifies that the driver’s user name and password are illegally used by others, it shall inform the driver or suspend the use of the driver’s terminal to avoid unnecessary losses forthwith.

二、服务合作期间

II. Service Cooperation Period

我司与您向乘客提供网约车交通服务的合作期间为订单成立时起至乘客到达订单目的地下车时止，乘客在订单目的地前结束行程的，自乘客提前下车时止。您打开司机服务终端的时间区间为我司为您提供信息服务的期间，但并非您通过我司平台为乘客用户提供线下运输的合作期间。在订单成立前或乘客到达目的地下车后，您所处于待单阶段，为我司为您提供信息服务及与您共同合作的准备期。在该时间区间内，您无需驾驶车辆寻找乘客，平台会将符合最优配置的新订单信息发送至您的应用程序终端，并在您接单后形成新的合作关系。在非合作期间，除乘客下车点不具备停车条件而所必需的停车行程外，我司并不要求您继续驾驶车辆行驶，并建议您就近停车等待新的订单信息。在此期间，如因您个人原因需要驾驶车辆行驶，则该驾驶行为属于您的个人行为，与本合作无关。

The cooperation period between the Company and you in rendering online car-railing transportation services to passengers shall be from the time when the order is placed successfully to the time when passengers arrive at the destination of the order and get off. In the case that passengers finish their journey prior to the destination of the order, it will be to the time when passengers get off the car ahead of time. The time interval when you use the driver’s service terminal shall be the period when the Company furnishes you with information services, but it is not the cooperation period when you furnish offline transportation to passengers through the Company’s platform. Before the order is placed successfully or after passengers get off at the destination, you are in the waiting phase, which is the preparation period for the Company to furnish you with information services and cooperate with you. During this time interval, you do not have to drive the car to look for passengers, and the platform will send the new order information that meets the optimal configuration to your application terminal, and establish a new cooperative relationship after you receive the order. During the period of non-cooperation, the Company does not require you to continue driving the car except for the necessary parking trip due to the lack of parking conditions at the passenger’s drop-off point, and suggests that you stop nearby to wait for new order information. During this period, if you need to drive the car for your personal reasons, it will be considered that the driving belongs to your personal behavior and has nothing to do with this cooperation.

三、服务保障

III. Service Guarantee

在您接单或服务乘客的过程中，您需要按照本协议的约定对服务质量和驾驶安全予以保证。由于您的过错给第三方造成的侵权损害，应当由您承担相应的赔偿责任；对于由于您的过错造成的侵权损害或您因违约给我司造成的损失，我司有权向您进行追偿。

While receiving orders or serving passengers, you need to guarantee the service quality and driving safety as specified herein. You shall undertake the corresponding liability for compensation for the infringement damage suffered by a third party attributable to your fault; for the infringement damage triggered by your fault or the losses suffered by the Company due to your breach of contract, the Company shall be entitled to claim compensation from you.

四、费用支付

IV. Payment of Expenses

您已知晓并同意我司与您的结算方式，及相关的费用处理。

You understand and agree to the Company’s settlement method with you, as well as the handling of related expenses.

五、司机违约责任

V. The Driver’s Liability for Breach of the Agreement

所有网约车司机都必须按照约定的服务标准向乘客提供服务，如果出现服务司机或服务车辆与注册信息不一致、司机中途甩客或者故意绕道行驶、司机违规收费、司机对投诉其服务质量或对其服务做出不满意评价的乘客实施报复等违约情形，不论乘客是否产生投诉，司机都应当承担违约责任，我司有权视违约情形终止与该网约车司机的合作。

All online car-railing drivers must render services to passengers in line with the agreed service standards. Where there is any breach of contract, such as the inconsistency between the service driver or service car and the registered information, the driver abandoning passengers midway or deliberately taking a detour, the driver charging fees against rules, and the driver retaliating against the passengers who complain about their service quality or make unsatisfactory comments on their services, etc., the driver shall assume the liability for breach of contract, regardless of whether the passengers lodge complaints or not. In that case, the Company shall be entitled to terminate the cooperation with the online car-railing driver depending on the breach of contract.

六、承诺与保证

VI. Commitments and Guarantees

您登录应用程序、通过应用程序接单或服务乘客，您作出如下保证及承诺：提供网约车服务的车辆及驾驶员都符合《网络预约出租汽车经营服务管理暂行办法》中关于对网约车车辆和驾驶员的要求。

When you log in to the application, receive orders or serve passengers through the application, it will be deemed that you make the following guarantees and commitments: both the car and driver rendering online car-hailing services are in compliance with the requirements of the Interim Measures for the Administration of Operating Services of Online Car-railing for online car-hailing cars and drivers.

七、授权及许可

VII. Authorization and Licensing

1、在您遵守本《服务合作协议》的前提下，我们授予您有限的、非排他的、不可转让的如下许可：以将一份应用程序副本下载并安装到您拥有或控制的单台移动设备上，并仅出于您自己的个人用途运行此应用程序副本。您不得：

On the precondition that you comply with the Service Cooperation Agreement, we will grant you the following limited, non-exclusive and non-transferable license: to download and install a copy of the application on a single mobile device in the possession of or under the control of you, and to run the copy of this application only for your own personal use. You may not:

（1）以任何方式许可、再许可、出售、转售、转让、分配、分发服务和应用程序，或以其他方式进行商业开发或提供给任何第三方。

License, sublicense, sell, resell, transfer, allocate, distribute the services or application in any way, or otherwise launch commercial development or furnish it to any third party.

（2）修改服务，或应用程序或者据此创建衍生产品。

Revise the services or application or create derivative products on this basis.

（3）创建指向服务的互联网“链接”或在任何其他服务器或基于无线或互联网的设备上“设计”或“镜像”任何应用程序。

Create an Internet "link" to the services or "design" or "mirror" any application on any other server or based on wireless device or Internet-based device.

（4）反向工程或访问应用程序设计或构建竞争产品或服务、使用类似于服务或应用程序的设想，或图形来设计或构建产品，或抄袭服务或应用程序的任何设想、特点、功能或图形。

Reverse engineer or access the application to design or build competitive products or services, design or build products in light of ideas or graphics similar to the services or application, or copy any ideas, features, functions or graphics of the services or application.

（5）启动自动程序或脚本，每秒发送多个服务器请求或过度加重服务或应用程序负担或妨碍其他工作和/或性能的程序。此外，您不得：发送垃圾邮件或者以其他形式违反适用法律的重复或不受欢迎的邮件。

Start automatic programs or scripts, or send multiple server requests per second or use programs that excessively burden services or the application or hinder other work and/or performance. Apart from that, you must not: send spam or duplicate or unwelcome mails violating applicable laws in other ways.

2、针对上述行为，我们有权调查并起诉任何违反上述违法违规行为。我们可参与并协助执法部门起诉违反本《服务合作协议》的用户，我们保留在不另行通知的情况下随时删除或禁用对这些内容的访问权限的权利。

Against the above-mentioned behaviors, we shall be entitled to investigate and prosecute any violations of the above-mentioned laws and regulations. We can engage in and assist law enforcement departments in prosecuting users who violate the Service Cooperation Agreement, and besides, we reserve the right to delete or disable the access right to the content herein at any time without prior notice.

八、协议修改

VIII. Revision of the Agreement

本协议内容包括本协议条款以及已经发布的及将来可能发布的与您有关的各项约定，该等约定均为本协议不可分割的一部分，与本协议具有同等法律效力，在本协议履行过程中，我司可视情况对本协议进行修改。一旦本协议的内容发生变动，我司将通过网约车平台公布最新的协议，不再向您作个别通知。如果您不同意我司对本协议及有关约定所做的修改，您有权停止使用我司服务。如果您继续使用我司服务，则视为您接受我司对本协议及有关约定所做的修改，并应遵照修改后的协议执行。

The content of the Agreement covers the terms and conditions hereof, as well as the published and future agreements associated with you. Such agreements constitute an integral part of the Agreement and shall be equally authentic as the Agreement in respect of legal effect. During the fulfillment of the Agreement, the Company may amend the Agreement as appropriate. Once there is any change in the content of the Agreement, the Company will announce the latest agreements through the online car-railing platform, without an individual notice to you. If you do not agree to the Company’s amendment of the Agreement as well as related agreements, you shall be entitled to stop using the Company’s services. If you continue to use the Company’s services, it will be deemed that you accept the Company’s amendment of the Agreement as well as related agreements, and you shall comply with the amended agreement.

九、免责声明

IX. Disclaimer

1、用户同意，并知悉网约车平台所提供的功能受制于我国的交通法规和管理条例，即与本产品的功能和条例发生冲突时，应以各地的交通法律法规和管理条例为准。

The user agrees and understands that the functions furnished by the online car-railing platform are subject to Chinese traffic laws and regulations, i.e., where there arises any conflict with the functions and regulations of this product, the traffic laws and regulations of local places shall prevail.

2、用户同意，并知悉网约车平台所列服务，但无须对乘客使用相关行为所造成的损失负担任何责任，例如乘客拒付打车费、乘客行为造成车辆污损或乘客行为导致用户人身、财产损失的，均由用户与乘客自行协商解决和通过法律途径解决，与我司无关。

The user agrees and understands the services listed in the online car-hailing platform, but does not have to undertake any responsibility for the losses arising from passengers’ use of related behaviors. For instance, in the event that passengers refuse to pay taxi fare, cars are defaced by passengers’ behaviors or personal and property losses are caused by passengers’ behaviors, the user and passengers will negotiate and solve the conflicts through legal channels, which has nothing to do with the Company.

十、隐私保护

X. Privacy Protection

在您注册、使用应用程序及提供服务过程中，您同意并提供您的姓名、照片、手机号码、手机位置数据等个人信息，此类信息将仅限于满足网约车服务，我司将采取合理的措施保护您的个人隐私，除法律或有法律赋予权限的政府部门要求或您同意等原因外，我司未经您同意不会向除合作单位以外的第三方公开、透露您的个人信息或使用您的个人信息开展其他业务。

During your registration, use and service provision through the application, you agree to furnish your personal information such as your name, photo, mobile number, location data of mobile phone, etc. Such information will only be used for satisfying the requirements of online car-hailing services, and the Company will take reasonable measures to protect your personal privacy. Unless required by law or government departments with legal authority or agreed by you, etc., the Company will not make public, or disclose your personal information to any third party other than the cooperator without your consent, or use your personal information for other businesses.

十一、安全培训

XI. Safety Training

为维护和保障驾驶员合法权益，提升平台中全体用户的满意程度，您应当定期了解并学习包括网约车及相关法律法规、平台运行规则和服务规范、安全运营等方面的知识，提高自身参与平台交通服务的能力和竞争力。

With a view to safeguard and protect the legitimate rights and interests of drivers and enhance the satisfaction of all users on the platform, you shall understand and learn knowledge about online car-hailing and related laws and regulations, platform operation rules and service specifications, safe operation on a regular basis, in a bid to upgrade your capability and enhance your own competitiveness to engage in traffic services of the platform.

十二、通知送达

XII. Notice and Service

本协议项下网约车平台对于用户的通知均可通过网页公告、电子邮件、手机短信或常规信件等方式进行；该等通知于发送之日视为已送达收件人。

All notices given by the online car-hailing platform under Agreement may be sent by means of webpage announcements, e-mail, SMS or regular mail delivery service. Such notices shall be deemed to have been served to the addressee on the date of sending.

十三、法律管辖

XIII. Governing Law

1、本协议的订立、执行和解释争议的解决均应适用中国法律并接受中国法院管辖。

The conclusion, execution, interpretation and dispute resolution of the Agreement shall be applicable to the laws of the People’s Republic of China and governed by the courts of the People’s Republic of China.

2、如双方就本协议内容或其执行发生任何争议，双方应友好协商解决；协商不成时，任何一方均可向我司所在地的人民法院提起诉讼。

Any dispute in connection with the content of the Agreement or arising out of its implementation between the Parties shall be settled through friendly consultation. If no agreement can be reached, either Party may file a lawsuit with the People’s Court in the place where our office is located.